UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

11 Old Jewry, 6th Floor

London, EC2R 8DU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

First Quarter Results 2015 of International Game Technology PLC

On May 13, 2015, International Game Technology PLC (“IGT”) (NYSE: IGT) reported results for GTECH S.p.A.’s (“GTECH”) first quarter of 2015 and for International Game Technology’s (“Legacy IGT”) second quarter of 2015, ended March 31, 2015.  The combination of GTECH and Legacy IGT was completed on April 7, 2015.  For further details, please see the attached documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2015	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Neil Abrams
Neil Abrams
General Counsel

EXHIBITS INDEX

Exhibit	Description

1	News release “International Game Technology Plc reports first quarter 2015 results for predecessor companies,” dated May 13, 2015.

2	Presentation “2015 First Quarter Results ended March 31, 2015,” dated May 13, 2015.